RECEIVED

2006 AUG -2 P 12: 18

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RWE

File No. 82-4018

July 25, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-9
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

06015699

File No. 82-4018
RWE Aktiengesellschaft,
Submission of Information to Maintain Exemption Under Rule 12g3-2(b) Under the Securities Exchange Act of 1934

SUPPL

Dear Madam or Sir:

In order to continue to claim the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3-2(b), we hereby furnish the enclosed information required by Rule 12g3-2(b).

Please find attached the notification concerning transactions by persons performing managerial responsibilities pursuant section 15 a WpHG (Directors' Dealings) dated July 25, 2006 of the RWE Group.

PROCESSED
AUG 0 8 2006 E
THOMSON
FINANCIAL

If you have any questions or comments please call

at +49 201 12 15299 (Dr. Döss)
or +49 201 12 15030 (Mr. Alphéus).

Please acknowledge the receipt of the above mentioned document by signing the enclosed copy of this letter and returning it in the enclosed self-addressed, stamped envelope.

Very truly yours,

R W E Aktiengesellschaft

ppa. - Alphéus -

i.A. - Dr. Döss -

Encl.

dlw 8/2

RWE Aktiengesellschaft

Opernplatz 1
45128 Essen

T +49 (0)201/12-00
F +49 (0)201/12-1 51 99
I www.rwe.com

Notification concerning transactions by persons performing managerial responsibilities pursuant section 15 a WpHG (Directors' Dealings) dated July 25, 2006

Date of the transaction	Name	Reason for the disclosure requirement/ position	Description of the financial instrument	ISIN	Type of the transaction (purchase/sale)	Place (stock exchange)	Price per item / curreny	Number of items	Total amount traded	Underlying instrument*	Strike price*	Price-multiplier*	Expiration date*
29.03.2006	Roels, Harry	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	70.5052 EUR	873	61,551.04 EUR	-	-	-	-
29.03.2006	Bonekamp, Berthold A.	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	70.5052 EUR	2,262	159,482.76 EUR	-	-	-	-
29.03.2006	Dr. Sturany, Klaus	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	70.5052 EUR	587	41,386.55 EUR	-	-	-	-
29.03.2006	Zilius, Jan	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	70.5052 EUR	625	44,065.75 EUR	-	-	-	-
29.03.2006	Fitting, Alwin	Executive board member	RWE common shares	DE 0007037129	purchase	Frankfurt (XETRA)	70.5052 EUR	2,737	192,972.73 EUR	-	-	-	-

* only for derivatives transactions